Exhibit 23.3

INDEPENDENT AUDITORS’ CONSENT

We consent to the use in this Registration Statement of Reliant Pharmaceuticals, Inc. on Form S-1 of our report dated February 26, 2004, related to the statements of assets and liabilities sold of the Rythmol Product Line of Abbott Laboratories in the United States, its territories and possessions, including Puerto Rico as of November 30, 2003 and 2002 and the related statements of net sales in excess of direct expenses for the years ended November 30, 2003 and 2002 and the period from March 2, 2001 through November 30, 2001, appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

DELOITTE & TOUCHE LLP

Chicago, Illinois

May 20, 2005